ExcelFin Acquisition Corp.

473 Jackson St., Suite 300

San Francisco, CA 94111

October 18, 2021

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission 100 F Street, NE

Washington, D.C. 20549

Attention: Maryse Mills-Apenteng

Re:           ExcelFin Acquisition Corp.

Registration Statement on Form S-1

Filed October 5, 2021, as amended

File No. 333-260038

Dear Ms. Mills-Apenteng:

ExcelFin Acquisition Corp. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:00 P.M., Washington, D.C. time, on October 20, 2021 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Very truly yours,

EXCELFIN ACQUISITION CORP.

By:	/s/ Logan Allin
Logan Allin
Chief Executive Officer

Cc:        William B. Nelson, Shearman & Sterling LLP

Elliot M. Smith, White & Case LLP

[Signature Page to Company Acceleration Request]